Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite REIT Inc. held on June 11, 2014.

A total of 35,502,950 Stapled Units (75.52% of outstanding Stapled Units) were represented in person or by proxy at the Meetings.

1.	By resolution passed by a vote conducted by a show of hands, the individuals below, as nominees listed in the management information circular relating to the Meetings, were each elected as trustees of Granite REIT and directors of Granite REIT Inc. to hold office until the next annual general meeting or until their successors are duly elected. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite REIT Inc.
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	34,543,768	98.52	517,689	1.48	34,543,336	98.52	518,121	1.48
Peter Dey	34,171,193	97.46	890,264	2.54	34,172,411	97.46	889,046	2.54
Barry Gilbertson	34,678,194	98.91	383,263	1.09	34,678,335	98.91	383,122	1.09
Thomas Heslip	35,041,311	99.94	20,146	0.06	35,042,091	99.94	19,366	0.06
Gerald Miller	35,041,326	99.94	20,131	0.06	35,041,467	99.94	19,990	0.06
Scott Oran	34,542,699	98.52	518,758	1.48	34,543,454	98.52	518,003	1.48
G. Wesley Voorheis	34,320,887	97.89	740,570	2.11	34,321,018	97.89	740,439	2.11

2.	By resolution passed by a vote conducted by a show of hands, Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite REIT Inc. until the next annual general meeting or until a successor is appointed, and the board of directors of Granite REIT Inc. was authorized to fix the remuneration of the auditor of Granite REIT Inc. Proxies received by management in advance of the Meetings indicated that votes for the re-appointment of Deloitte LLP as auditor of Granite REIT were 99.83%, and votes for the re-appointment of Deloitte LLP as auditor of Granite REIT Inc. were 99.80%.

DATED as of this 11th day of June, 2014.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) “Jennifer Tindale”
Jennifer Tindale
Executive Vice President, General Counsel and Secretary

GRANITE REIT INC.

By:	(signed) “Jennifer Tindale”
Jennifer Tindale
Executive Vice President, General Counsel and Secretary